# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: STAAR SURGICAL CO, CIK 0000718937
CUSIP: 852312305
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630
Date of event which requires filing of this statement: 09/19/2025
Filed by CIK 0001912273
Persons authorized to receive notices and communications: Christopher Min Fang Wang, Unit 3703, 37/F AIA Tower, 183 Electric Road, North Point, Hong Kong, Hong Kong (K3), 00000, 852 37933457; Douglas Freeman, Esq., Goodwin Procter (Hong Kong) LLP, 38 Flr, Edinburgh Twr, 15 Queen's Road Central, Hong Kong, Hong Kong (K3), 00000, 852 3658 5328; Leonard Wood, Esq., Goodwin Procter LLP, The NYT Building, 620 Eighth Avenue, New York, New York (NY), 10018, 1 212 459 7058

## Reporting persons
- Yunqi Path Capital Master Fund: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)
- Yunqi Capital Limited (CIK 0001912273): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Hong Kong (K3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)
- Yunqi Capital Cayman Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)
- Christopher Min Fang Wang: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,500,061; sole dispositive power 0; shared dispositive power 2,500,061; aggregate amount beneficially owned 2,500,061 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: STAAR SURGICAL CO
Address of issuer's principal executive offices: 25510 Commercentre Drive, Lake Forest, California (CA), 92630

## Item 2. Identity and Background
Name of person filing:
The persons filing this statement are: (i) Yunqi Path Capital Master Fund ("Yunqi Master Fund"), a Cayman Islands domiciled fund, (ii) Yunqi Capital Limited ("Yunqi Capital"), a company incorporated in Hong Kong, (iii) Yunqi Capital Cayman Limited ("Yunqi Cayman"), a company incorporated in the Cayman Islands, and (iv) Christopher Min Fang Wang, a Canadian citizen ("Mr. Wang", and collectively with Yunqi Master Fund, Yunqi Capital, and Yunqi Cayman, the "Reporting Persons").

Certain Information required by this Item 2 concerning the directors and/or executive officers of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated by reference in this Item 2.
Residence or business address: The principal business address of the Reporting Persons is Unit 3703, 37/F, AIA Tower, 183 Electric Road, North Point, Hong Kong.
Present principal occupation or employment: Yunqi Master Fund is a Cayman Islands domiciled fund which is controlled by Yunqi Cayman. Yunqi Cayman is wholly owned by Mr. Wang. Yunqi Capital, which is wholly owned by Yunqi Cayman, acts as the investment manager to Yunqi Master Fund. Mr. Wang is the chief investment officer of Yunqi Capital.
Criminal convictions in the last five years: None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The funds for the purchase of the 2,500,061 Shares beneficially owned by Yunqi Capital, came from the working capital of Yunqi Master Fund, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 2,500,061 Shares beneficially owned by Yunqi Master Fund came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 2,500,061 Shares beneficially owned by Yunqi Cayman came from the working capital of Yunqi Master Fund. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 2,500,061 Shares beneficially owned by Mr. Wang came from the working capital of Yunqi Master Fund. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons hold the Shares for investment purposes and first acquired Shares in 2023.

On August 5, 2025, the Issuer announced that it had entered into a definitive merger agreement (the "Merger Agreement"), pursuant to which Alcon will acquire the Issuer (the "Proposed Merger"). On September 15, 2025, Broadwood Partners, L.P. and its affiliates filed a preliminary proxy statement for the purpose of soliciting proxies from stockholders against approving the Proposed Merger and detailing their reasons for such opposition. On September 16, 2025, the Issuer filed its definitive proxy statement for the purpose of soliciting proxies from stockholders to approve the Proposed Merger.

The Reporting Persons presently intend to vote against the Proposed Merger and have issued via press release (the "Press Release") an open letter to stockholders of the Issuer discussing the Reporting Persons' intention to vote against the Proposed Merger at a special meeting of stockholders of the Issuer scheduled to be held on October 23, 2025. The Press Release further details the reasons for the Reporting Persons' opposition to the Proposed Merger, including that: (i) the Reporting Persons believe a deficient process was conducted in relation to the Proposed Merger, (ii) the Reporting Persons disagree with the Issuer's bleak assessment of the macroeconomic climate in China which contributed to it agreeing to a low price with Alcon, (iii) the Proposed Merger significantly undervalues the Issuer. The foregoing description of the Press Release is qualified by reference to the full text of the Press Release, which is attached as Exhibit B to this Schedule 13D.

The Reporting Persons may, from time to time, explore strategic alternatives to the Proposed Merger.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis, taking into account the Merger Agreement. Depending on various factors including, without limitation, the Issuer's financial position, the terms of the Merger Agreement, a potential superior offer, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate. In that regard, the Reporting Persons may consider contact with members of the Issuer's management, Board, other significant stockholders, potential alternative strategic and financial partners for the Issuer, and others regarding alternatives that could be employed to create additional shareholder value, whether in the near or long term.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in Item 4 of Schedule 13D. However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Calculation of the percentage of Shares beneficially owned by Reporting Persons as noted on the cover pages of the Schedule 13D, is based on 49,354,123 Shares outstanding as of September 12, 2025 as disclosed in the definitive proxy statement filed by the Issuer with the SEC on September 16, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of the Schedule 13D, and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as disclosed in the Schedule 13D and Exhibit C, none of the Reporting Persons has, and to the best knowledge of the Reporting Persons, none of persons named in Schedule A to this Schedule 13D has, effected any transaction in Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in the Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A: Instruction C Persons information
Exhibit A: Joint filing agreement
Exhibit B: Press Release
Exhibit C: Schedule of Transactions in the Shares

## Signatures
- Yunqi Path Capital Master Fund: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (09/22/2025)
- Yunqi Capital Limited: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (09/22/2025)
- Yunqi Capital Cayman Limited: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang / Director (09/22/2025)
- Christopher Min Fang Wang: /s/ Christopher Min Fang Wang, Christopher Min Fang Wang (09/22/2025)